

May 17, 2012

Via E-mail
Ms. Lori A. Walker
Chief Financial Officer
The Valspar Corporation
901 3rd Street South
Minneapolis, MN 55402

> **Re: The Valspar Corporation**
> **Form 10-K for the Fiscal Year Ended October 28, 2011**
> **Filed December 21, 2011**
> **File No. 1-03011**

Dear Ms. Walker:

     We have reviewed your response letter dated April 11, 2012 and have the following comment.

Form 10-K for the Fiscal Year Ended October 28, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Critical Accounting Policies and Estimates, page 20
Valuation of Goodwill and Indefinite-Lived Intangible Assets, page 20

1.   We note your response to prior comment one and appreciate the additional information you have provided. Please address the following:

- In the first bullet of your response, you stated that you "allocated the total goodwill of the industrial operating segment at the time of the impairment analysis to the reporting units based on the relative fair value, which was primarily influenced by the net sales of the respective reporting units." Please more fully explain to us how you determined the relative fair value of each reporting unit and why such determination was primarily influenced by each reporting unit's net sales.

- Please more fully demonstrate to us how you determined that the operating segments you aggregate into your Coatings reportable segment are economically similar by separately providing us revenue trends, gross profit margins and operating profit margins for Industrial, Packaging and Wood during the last five years.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief